NEWS RELEASE

Crosshair Cements Interest in 60% of Golden Promise Gold Project

Dated: April 9th, 2009

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce that it has entered into an agreement with Paragon Minerals Corporation (TSX-V: PGR) whereby Crosshair will acquire a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminate the original property option earn-in agreement with Paragon; and abandon the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer its gold and volcanic-hosted massive sulphide projects located in Newfoundland to Gemini in exchange for shares for Gemini.

As a result of the current market conditions, the Board of Directors of Crosshair has determined that it is no longer in the best interest of Shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake into a separate publicly traded company to be known as Gemini.  However, both Crosshair and Paragon remain committed to the Golden Promise Gold Project and believe that more value can be created from within Crosshair at this time.

“We are excited to now control 60% of this great gold project,” says Mark Morabito, CEO of Crosshair.  “Unfortunately, due to market conditions, transferring Golden Promise into a new company became impossible, but this agreement allows us to own 60% of the project outright, have operatorship and obtain the ability to increase our ownership to 70%.”

Closing is expected to be completed no later than May 8, 2009.  Closing is conditional upon both Paragon and Crosshair obtaining regulatory approval to the agreement.

Project Highlights

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 800 metres (m) and to a depth of 265 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent National Instrument (NI) 43-101 compliant resource estimate has been completed at the Jaclyn Main Zone.  The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.

The next stage of exploration at Golden Promise will include additional diamond drilling to extend and further delineate the Jaclyn Main Zone with the objective of increasing the current NI 43-101 gold resource.  Additional drilling will also be used to test the Jaclyn North and Jaclyn South Zones, both of which host locally abundant visible gold in quartz veins, but have seen limited drilling to date.  The Jaclyn North and Jaclyn South Zones both remain open along strike.

Given the high-nugget gold effect at the Jaclyn Zones, Crosshair also plans to conduct a bulk sampling program on the Golden Promise Property in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

Most of the gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.

The resource estimate is classified as an inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  The NI 43-101 compliant estimate was prepared by Gary H. Giroux, P.Eng., M.Sc., Independent Qualified Person as defined in National Instrument 43-101, and is filed in a Technical Report dated September 23, 2008 on SEDAR (www.sedar.com) and on our website.

Agreement Details

1.	Crosshair will issue 2,655,000 common shares with a current market value of approximately CDN$400,000 to Paragon to purchase the 60% interest in Golden Promise with an option to increase to 70%.
2.
Crosshair will provide Paragon with a CDN$2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

3.
Upon the successful completion of the initial CDN$2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional CDN$1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.

4.
In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and CDN$1.0 million or just retain the 60% interest.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  These assets fall outside of Labrador Inuit Lands and are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

Jeff Morgan, P.Geo., Senior Geologist and Lands Manager of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.